UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission File Number 001-39349

DoubleDown Interactive Co., Ltd.

(Translation of registrant’s name into English)

Joseph A. Sigrist, Chief Financial Officer

c/o DoubleDown Interactive, LLC

605 5th Avenue, Suite 300

Seattle, WA 98104

+1-206-408-4545

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  ☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Issuance of Press Release

On October 18, 2023, DoubleDown Interactive Co., Ltd. (the “Company”) issued a press release to announce that the Company will release its unaudited financial results for the third quarter ended September 30, 2023 on Wednesday, November 8, 2023, and hold a conference call at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time) on the same date to discuss the third quarter financial results.

The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, as amended, except to the extent specifically provided in such a filing.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of the Company, dated October 18, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOUBLEDOWN INTERACTIVE CO., LTD.

Date: October 18, 2023	By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer